Page 1 of 4 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                                             P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  / X /     No /  /


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  / X /     No /  /


     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

           Item                                     Filing/Distribution Date
-------------------------------------           -------------------------------
1.  Immediate Report filed with the
    Tel-Aviv Stock Exchange                            March 26, 2003


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                                     ITEM 1



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                                                          March 26, 2003



Securities Authority        Tel-Aviv Stock Exchange      Registrar of Companies

22 Kanfei Nesharim Str.     54 Eha'ad Ha'am Str.         POB 767

JERUSALEM                   TEL-AVIV                     JERUSALEM
---------                   --------                     ---------


Dear Sir Or Madam,



                              Re: IMMEDIATE REPORT
                                  ----------------


The company hereby reports that Mr. Ishay Erel was nominated as an External Director at EIL, effective February 18, 2003.

On February 17, 2003, Mr. Shmuel Rotem ceased to be a Company's Director, as the permitted period of service of Mr. Rotem came to an end.





                                            Sincerely yours,

                                            Yair Kohavi, Adv.
                                            Corporate Secretary



(*)- Translation from Hebrew


Contact :     Adv. Yair Kohavi, Corporate Secretary,
              Tel: 972-4-9851497, Fax: 972-4-9815797


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ELECTROCHEMICAL INDUSTRIES (1952) LTD.



                                       By:         /s/ Yair Kohavi
                                            -----------------------------------
                                                   Yair Kohavi, Adv.
                                                   Corporate Secretary


Date:    March 26, 2003